MORGAN STANLEY PATHWAY FUNDS

EXPENSE LIMITATION AGREEMENT

This Agreement, dated as of January 1, 2020 by and between Morgan Stanley Pathway Funds (the “Trust”), on behalf of each of the funds of the Trust (the “Fund”), and Consulting Group Advisory Services LLC (the “Adviser”).

WHEREAS, the Trust is organized as an unincorporated business trust under the laws of the Commonwealth of Massachusetts, and is registered as an open-end management company of the series type under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Fund is a series of the Trust;

WHEREAS, the Trust and the Adviser have entered into an Investment Management Agreement dated October 28, 2009, as amended from time to time (the “Advisory Agreement”), pursuant to which the Adviser provides investment advisory services to the Fund for compensation based on the value of the average daily net assets of the Fund;

WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interest of the Fund and its shareholders to maintain the expenses of the Fund at a level below the level to which the Fund may normally be subject.

NOW THEREFORE, the parties hereto agree as follows:

1.	Expense Limitation.

Until such time as this Agreement is terminated in accordance with Section 2 of this Agreement, the Adviser agrees to waive fees for a period of one year in order to keep the Fund’s management fee from exceeding 0.20% more than the total amount of sub-advisory fees paid by the Adviser. This contractual waiver will only apply if the Fund’s total operating costs exceed the total amount of sub-advisory fees paid by the Adviser plus 0.20%, and will not affect the Fund’s total operating costs if they are less than such amount.

2.	Term and Termination of Agreement.

This Agreement shall be effective on the effective date of this Agreement and shall continue in effect until one year after the effective date of this Agreement. Thereafter, this Agreement shall continue in effect for successive annual periods unless the Adviser provides prior notice to the Board of Trustees of the Trust that it is being terminated. Otherwise, the Agreement may be amended or terminated only with the consent of the Board of Trustees of the Trust.

3	Miscellaneous.

3.1. Interpretation. Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Master Trust Agreement or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund. The parties to this Agreement acknowledge and agree that all litigation arising hereunder, whether direct or indirect, and of any and every nature whatsoever shall be satisfied solely out of the assets of theFund and that no Trustee, officer or holder of shares of beneficial interest of the Fund shall be personally liable for any of the foregoing liabilities.

3.2. Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

3.3. Enforceability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms or provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized.

Morgan Stanley Funds, on behalf of each Fund	Consulting Group Advisory Services LLC

By: /s/ Robert Garcia	By: /s/ Robert Garcia

Name: Robert Garcia	Name: Robert Garcia

Title: Chief Operating Officer	Title: Chief Operating Officer

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